

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

<u>Via E-mail</u>
Mr. Paul M. Keglevic
Executive Vice President and Chief Financial Officer
Energy Future Holdings Corp.
1601 Bryan Street
Dallas, Texas 75201-3411

   Re: Energy Future Holdings Corp.
      Form 10-K for the Year Ended December 31, 2011
      Filed February 21, 2012
      File No. 1-12833

Dear Keglevic:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ James Allegretto

          James Allegretto
          Senior Assistant Chief Accountant